                       SALE AND PURCHASE AGREEMENT

     This Sale and Purchase Agreement ("Agreement") dated as of October 29, 1999, by and between Softgen International, Inc., a British Virgin Islands corporation, including its wholly owned subsidiaries, Softgen Asia PTE Ltd. and Softgen, Inc. (collectively, the "Softgen Group"), and uniView Softgen Corporation, a Texas corporation ("uniView Softgen"). uniView Technologies Corporation, a Texas corporation ("uniView Technologies") and the undersigned "Softgen Shareholders", join in this Agreement to the extent and for the purposes stated herein.

                              INTRODUCTION

     Softgen Group desires to sell and uniView Softgen desires to purchase all of the assets of Softgen Group on the terms and conditions set forth in this Agreement.

     In consideration of the mutual promises of the parties; in reliance on the representations, warranties, covenants, and conditions contained in this Agreement; and for other good and valuable consideration, the parties agree as follows:

                               DEFINITIONS

     Defined Terms. In addition to terms defined elsewhere in this Agreement, the following terms shall have the meanings assigned to them herein, unless the context otherwise indicates, both for purposes of this Agreement and all Exhibits and Schedules referenced herein:

     "Affiliate" shall mean, as to an entity, any other entity controlling, controlled by, or under common control with such first entity. As used in this definition, the term "control" shall mean the power, directly or indirectly, to vote more than fifty percent (50%) of the outstanding voting stock of a corporation or more than fifty percent (50%) of the equity of an unincorporated entity, or the right, directly or indirectly, to designate a majority of the directors of an entity (in the case of a corporation) or the person(s) exercising similar functions (in the case of an unincorporated entity).

     "Business" shall mean Softgen Group's computer telephony integration
(CTI) business.

     "Copyrights" shall mean all of Softgen Group's copyrights (all of which are unregistered) and all information, descriptive material, computer programs, sales bulletins, catalogs, product literature, advertising materials, customer lists, prospect lists, outstanding quotations, sales leads, and such other documents related to the Software and the Business as may be of assistance to Buyer connection with the promotion of sales of the Software, whether or not copyrighted or copyrightable.

     "Software" shall mean all of Softgen Group's drawings, sketches, diagrams, specifications, engineering records, engineering notes and notebooks, operating instructions, know-how, data, technology, methodology, and other physical and written descriptions and embodiments, including object code, application code, and source code to developed software related to the Business, commonly known as "CIMphony," and related software.

                            ARTICLE 1:  SALE

      1.01 Sale of Assets. Softgen Group agrees to sell, convey, transfer, assign, and deliver to uniView Softgen, and uniView Softgen agrees to purchase or accept from Softgen Group, all of the following assets of Softgen Group, free and clear of all Liens (other than the Assumed Liabilities):

          (a) All of Softgen Group's rights and interests in and to the contracts, agreements, purchase orders, real estate leases, and personal property leases, all of which are described on Schedule 1, attached to and incorporated fully into this Agreement; and all of Softgen Group's claims and rights under all notes, evidences of indebtedness, and deposits; and all rights and claims to refunds and adjustments of any kind owned by Softgen Group.

          (b) All furniture, fixtures, equipment, supplies, and other items described on Schedule 2, attached to and incorporated fully into this Agreement, and all sundry items of a like character that, although not described on Schedule 2, are owned by Softgen Group and are situated on or about the premises of Softgen Group's customers or are in transit.

          (c) All accounts receivable of Softgen Group as of October 15, 1999, less all accounts receivable collected in the ordinary course of business during the period commencing October 16, 1999, and ending on the Closing Date, plus all accounts receivable generated in the ordinary course of business during the same period.

          (d) All right, title, and interest in and to all of the following owned by Softgen Group:

               (i) The trademarks, service marks, copyrights, patents, patent applications, and trade names listed on Schedule 3, attached to and incorporated fully into this Agreement.

               (ii) All trademarks, service marks, copyrights, and trade names, whether or not listed on Schedule 3.

               (iii) All applications for or registrations of any of these items, promotional designs, concepts, literature, rights against other persons in respect to these items, and other promotional properties.

               (iv) All formulae, know-how, pricing policies, patent rights, patent applications, letters patents, trade secrets, inventions, models, processes, market information, market analyses, marketing plans, operating or management policies, procedures, and forms, computer software, computer operating procedures, and all other proprietary rights used or useful or developed for use in the business of Softgen Group.
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          (e)  All right, title, and interest of Softgen Group in and to the name "Softgen", or any variant of the name.

          (f) All papers and records (whether in written or other form) of any kind presently in or in the future coming into the care, custody, or control of Softgen Group relating to any of the assets sold to uniView Softgen pursuant to this Agreement or the acquisition or past, present, or future operation of Softgen Group, including but not limited to: customer lists, supplier lists, distributor lists, purchase and sales records, blueprints, specifications, personnel and labor relations records, environmental control records, accounting and financial records, maintenance records, operating and management manuals, computer systems and software documentation, blank forms, blank checks, other blank instruments, and plans and designs of products and equipment.

          (g) All stocks, bonds, and other securities owned by Softgen Group listed on Schedule 4, attached to and incorporated fully into this Agreement.

          (h) All amounts in Softgen Group's bank accounts reflected in the September 30, 1999 Financial Statements of Softgen Group, less all amounts paid from such accounts in the ordinary course of business of Softgen Group for ordinary operating expenses from that date to Closing Date, plus all amounts added to the operating account in the ordinary course of business during the same period.

          (i) All permits, licenses, franchises, consents, authorities, special authorities, and other similar acts of any government body (federal, state, local, or foreign) held by Softgen Group that may lawfully be assigned or transferred, subject to any action by such body that may be required in connection with such assignment or transfer.

     1.02 Purchase Price. In consideration of the sale and transfer of the assets of Softgen Group and the representations, warranties, and covenants of Softgen Group, and others, set forth in this Agreement, uniView Softgen shall pay the following:

          1.02.1 Securities. uniView Softgen shall cause to be issued and shall deliver to Softgen Group, or designee(s), within thirty
     (30) days after the execution of all documentation required or contemplated by this Agreement, (A) original stock certificate(s) representing an aggregate of One Million One Hundred Seventy-five Thousand (1,175,000) shares of $0.10 par value common stock of uniView Technologies (the "Shares") and warrants to purchase One Million One Hundred Seventy-five Thousand (1,175,000) shares of $0.10 par value common stock of uniView Technologies, exercisable at Three and NO/100 Dollars ($3.00) per share for three (3) years (the "Warrants"); and (B) shares of common stock representing a 49% ownership interest in uniView Softgen.

          Each recipient ("Recipient") of common shares and warrants (the "Securities") shall execute a separate letter ("Investment Letter") containing substantially the following representations: that the Recipient is acquiring the Securities for its own account for investment purposes only and not with a view towards distribution; that it understands and agrees that it must bear the economic risks of the Securities for an indefinite period of time. Except as expressly set forth in the Investment Letter, no representations or warranties have been made to Recipient by uniView Technologies, the officers or directors of uniView Technologies, or any agent, employee or affiliate of any of them regarding uniView Technologies. Recipient has conducted whatever investigations and due diligence activities it deems appropriate in connection with its acquisition of the Securities. Recipient understands that no federal or state governmental authority has made any finding or determination relating to the fairness of an investment in the Securities and that no federal or state governmental authority has recommended or endorsed, or will recommend or endorse, the Securities. Recipient, in making the decision to acquire the Securities, has relied upon independent investigation made by it and has not relied on any information or representations made by third parties. Recipient understands that the Securities have not been registered under the Securities Act or under state securities laws and therefore it cannot dispose of any or all of the Securities unless and until such Securities are subsequently registered under the Securities Act and applicable state securities laws or exemptions from such registration are available. Recipient acknowledges that a legend substantially as follows will be placed on the certificates representing the Securities.

       THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT) ), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (2) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 OR OTHER EXEMPTION UNDER THE SECURITIES ACT (IF AVAILABLE), AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION.

          1.02.2 Assumed Liabilities. uniView Softgen shall assume on the Closing Date all duties and obligations of Softgen Group pursuant to certain contracts, agreements, purchase orders, and leases and shall assume the payment of trade payables for vendors and suppliers which are directly related to the Business, as described on Schedule 1.

          1.02.3 "Hurst Note". Leslie Leland and Cameron E. Hurst agree to accept Two Hundred Ninety-three Thousand Five Hundred (293,500) shares of uniView Technologies' par value $.10 common stock, and Sixty-three Thousand and NO/100 Dollars ($63,000.00 USD) in full payment of that one certain promissory note in the original principal sum of Seven Hundred Fifty Thousand Dollars ($750,000
     USD), payable by Softgen International, Inc. to Leslie Leland and Cameron E. Hurst.

     1.03 Allocation of Purchase Price. The parties agree that the purchase price shall be allocated as mutually agreed within thirty (30) days from the Closing Date and set forth in Schedule 5 to this Agreement. The allocation shall be used by the parties in reporting the transaction contemplated by this Agreement for federal and state tax purposes.

     1.04 Closing. Consummation of this transaction (the "Closing") shall take place at the offices of uniView Softgen located at 10911 Petal Street, Dallas, Texas 75238 on October 29, 1999, or at such other time, date, and place mutually agreed upon in writing by Softgen Group and uniView Softgen ("Closing Date"). Within thirty (30) days after the Closing, each party shall execute, deliver and file each document, agreement and instrument required or contemplated by this Agreement to be so executed, delivered and filed in connection with the transactions contemplated by this Agreement. The documents shall include agreements and instruments of transfer, conveyance, assignment and assumption appropriate and customary for the purpose of consummating this transaction.

     1.05 Escrow. All Securities and cash payments making up the Purchase Price shall be placed in escrow by uniView Softgen and shall be paid and transferred to Softgen Group, or designee(s), within thirty (30) days after the execution of all documentation required or contemplated by this Agreement.

ARTICLE 2:  SOFTGEN GROUP AND SOFTGEN SHAREHOLDERS' REPRESENTATIONS AND
                               WARRANTIES

     Softgen Group and Softgen Shareholders hereby represent and warrant to uniView Softgen that the following facts and circumstances are true and correct:

     2.01 Organization. Softgen International, Inc. and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted. Softgen International, Inc. and each of its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a "material adverse effect" on Softgen Group. Softgen International, Inc. has delivered to uniView Softgen complete and correct copies of its articles of incorporation and bylaws and the articles of incorporation and bylaws or other organizational documents of its subsidiaries, each case as amended to the date of this Agreement.

     2.02 Ownership. The Softgen Shareholders are the majority owners of Softgen International, Inc., and Softgen International, Inc. is the sole owner of Softgen, Inc. and Softgen Asia PTE Ltd. All of the named companies have the full right to sell or dispose of their assets as they may choose.

     2.03 Ownership in Other Companies. Softgen, Inc. and Softgen Asia PTE Ltd. have no interest in any other corporation, firm, business, or partnership, nor any subsidiaries.

     2.04 Officers and Directors. Softgen Group has delivered to uniView Softgen a true and correct list of all officers and directors of Softgen International, Inc., Softgen, Inc. and Softgen Asia PTE Ltd.

     2.05 Financial Statements. Softgen Group has delivered to uniView Softgen complete and correct copies of its financial statements. The financial statements consist of balance sheets and statements of income and retained earnings for the period ending December 31, 1998, and unaudited statements for the nine-month period ending September 30, 1999 ("Financial Statements"). The Financial Statements present fairly and accurately the financial position, results of operations, and changes in financial position of Softgen Group at the dates and for the periods covered, in each case in conformity with generally accepted and consistently applied accounting principles. There are no liabilities or obligations of Softgen Group, accrued, absolute, contingent, inchoate, or otherwise that arose out of or relate to any matter, act, or omission occurring from September 30, 1999, to the date of this Agreement, other than liabilities or obligations incurred in the normal course of business. Since September 30, 1999, there have not been:

          (a) Any material adverse change in financial condition, operations, sales, or net income of Softgen Group.

          (b) Any loss, damage, or destruction to properties or assets, tangible or intangible (whether or not covered by insurance).

          (c) Any change in policy regarding compensation payable to or to become payable to any of Softgen Group's officers, directors, employees, or agents.

          (d) Any labor dispute, disturbance, or attempt to organize a union.

          (e) Any proposed law or regulation or any actual event or condition of any character that is known to Softgen Group that materially adversely affects the business or future prospects of Softgen Group.

          (f) Any claim, litigation, event, or condition of any character, that materially adversely affects the business or future prospects of Softgen Group.

          (g) Any issuance, purchase of, or agreement to issue or purchase shares of capital stock or other securities of Softgen Group.

          (h) Any mortgage, pledge, lien, or encumbrance made or agreed to be made on any of Softgen Group's assets or properties, tangible or intangible.

          (i) Any sale, transfer, other disposition of, or agreement to sell, transfer, or dispose of Softgen Group's properties or assets, tangible or intangible, except as contemplated in this Agreement and except in the normal course of business and then only for full and fair value received.

          (j) Any borrowings or agreements to borrow by or from Softgen Group.

          (k) Any loans, advances, or agreements with respect to any loans or advances, other than to customers in the normal course of business and that have been properly reflected as "accounts receivable" on Softgen
Group's books.

          (l) Any transaction outside the ordinary course of business.

          (m) Any dividends or distributions paid or declared, or any repayment of loans or other obligations to the shareholders of Softgen Group, except for $63,000 paid collectively to Leslie Leland and Cameron
E. Hurst.

          (n) Any capital expenditure .made by Softgen Group in excess of $25,000.

          (o) Any agreement by Softgen Group to do any of the items described in Subparagraphs (a) through (n), above.

     2.06 Taxes. All federal, state, local, and foreign income, ad valorem, excise, sales, use, payroll, unemployment, and other taxes and assessments ("Taxes") that are due and payable by Softgen Group have been properly computed, duly reported, fully paid, and discharged. There are no unpaid Taxes that are or could become a lien on the property or assets of Softgen Group or require payment by Softgen Group, except for current Taxes not yet due and payable. All current Taxes not yet due and payable by Softgen Group have been properly accrued on the balance sheets of Softgen Group. Softgen Group has not incurred any liability for penalties, assessments, or interest under the Internal Revenue Code. No unexpired waiver executed by or on behalf of Softgen Group with respect to any Taxes is in effect.

     2.07 Real Property. Softgen Group has delivered to uniView Softgen a complete and accurate legal description of each parcel of real property owned by, leased to, or leased by Softgen Group together with either a true and correct survey or a substantially true and correct plat of each parcel, when available; and true, correct, and complete copies of all real property leases. All of the material real property leases are valid and in full force. There does not exist any default or event that with notice, lapse of time, or both will constitute a default under any of these lease agreements.

     2.08 Other Tangible Personal Property. Softgen Group has delivered to uniView Softgen complete and correct copies of its equipment, furniture, fixtures, and other personal property, which constitutes all the items of tangible personal property owned by, in the possession of, or used by Softgen Group in connection with Softgen Group's business.

     2.09 Other Intangible Property. Softgen Group has delivered to uniView Softgen a true and complete list of all intangible assets, other than those specifically referred to elsewhere in this Agreement, and the location of evidences of title to such intangible assets.

     2.10 Title to Assets and Properties. Softgen Group has good and marketable title to all of its assets and properties, tangible and intangible, that are material to Softgen Group's business and future prospects. These assets and properties constitute all of the assets and interests in assets that are used in Softgen Group's business. All of these assets are free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions, and restrictions, except for the following:

          (a) Those disclosed in Softgen Group's balance sheets as of September 30, 1999, included in the Financial Statements, or in the Exhibits to this Agreement.

          (b) The lien of current Taxes not yet due and payable.

          (c) Possible minor matters that, in the aggregate, are not substantial in amount and do not materially detract from or interfere with the present or intended use of any of the assets and properties nor materially impair business operations.

          All real property and tangible personal property of Softgen Group are in good operating condition and repair, ordinary wear and tear excepted. Softgen Group is in possession of all premises leased to Softgen Group from others. No officer, director, or employee of Softgen Group, nor any spouse, child, or other relative of any of these persons owns or has any interest, directly or indirectly, in any of the real or personal property owned by or leased by Softgen Group or in any copyrights, patents, trademarks, trade names, or trade secrets licensed by Softgen Group. Softgen Group does not occupy any real property in violation of any law, regulation, or decree that would materially adversely affect its business or future prospects.

     2.11 Customers and Sales. Softgen Group has delivered to uniView Softgen a correct and current list of all customers of Softgen Group together with summaries of the sales made to each customer during the most recent fiscal year. Softgen Group has no information or is not aware of any facts indicating that any of these customers intend to cease doing business with Softgen Group or to materially alter the amount of the business that they are presently doing with Softgen Group.

     2.12 Insurance Policies. Softgen Group has delivered to uniView Softgen a list and description of all insurance policies concerning the assets and properties. Softgen Group has maintained and now maintains insurance on all of the assets and properties of a type customarily insured. The insurance covers property damage by fire or other casualty, as well as adequately protects against all normal liabilities, claims, and risks against which it is customary to insure.

     2.13 Contracts; Consents. Softgen Group has delivered to uniView Softgen true and correct lists, with copies when available, of all material oral and written contracts or arrangements obligating Softgen Group, including without limitation, union contracts, guarantees, bids, commitments, joint venture or partnership agreements, contracts with municipalities and other governmental entities, pledges and other security agreements, and copies of standard form customer contracts. uniView Softgen shall have the right to review any nonmaterial contract upon request. There are no consents or approvals required from any third party with respect to this transaction. Softgen Group is not a party to, nor are Softgen Group's assets and properties bound by, any distributor's or manufacturer's representative, agency agreement, output or requirements agreement, agreement not entered into in the ordinary course of business, indenture, mortgage, deed of trust, lease, or any agreement that is unusual in nature, duration, or amount. There is no default or event that with notice, lapse of time, or both will constitute a default by any party to any of the material contracts. Softgen Group has not received any notice that any party to any of the contracts intends to cancel or terminate any of the contracts or to exercise or not exercise any options under any of the contracts. Neither Softgen Group nor Softgen Group is a party to, nor are Softgen Group's assets or properties bound by, any contract that is materially adverse to the business, property, or financial condition of Softgen Group.

     2.14 Laws and Regulations. Softgen Group is not in default or in violation of any law; regulation; court order; or order of any federal, state, municipal, foreign, or other government department, board, bureau, agency, or instrumentality, wherever located, that would materially adversely affect its business or future prospects.

     2.15 Litigation. There are no pending, outstanding, or threatened claims; legal, administrative, or other proceedings; or suits, investigations, inquiries, complaints, notices of violation, judgments, injunctions, orders, directives, or restrictions against or involving Softgen Group or any of the assets, properties, or business of Softgen Group or any of Softgen Group's officers, directors, employees, or stockholders that will materially adversely affect Softgen Group, its assets, properties, or business. To the best of Softgen Group's knowledge and belief, after conducting a due diligence investigation, there is no basis for any of these proceedings against any of Softgen Group's assets, properties, persons, or entities. Softgen Group is not presently engaged in any legal action to recover moneys due Softgen Group or for damages sustained by Softgen Group.

     2.16 Fringe Benefit Plans; Employment Contracts. Softgen Group has delivered to uniView Softgen a complete description and copies of all employment agreements in effect with Softgen Group and a complete description of all fringe benefits and perquisites available to Softgen Group's officers, directors, and employees (and, if any, furnished to consultants, agents, and independent contractors), whether required by law or otherwise, including but not limited to, pension, profit sharing, life insurance, medical, bonus, incentive and similar plans, use of automobiles, credit cards, expense accounts and allowances, club memberships, sharing of costs or expenses, vacation, and similar benefits, together with the approximate annual cost of each benefit and perquisite. When available, copies of the plans, agreements, or arrangements regarding each benefit are also attached. The provisions and operations of all such programs and plans are in compliance in all material respects with all applicable material laws and government rules and regulations. Softgen Group acknowledges that uniView Softgem has the right to accept or reject any such employment contract on a case by case basis. There are no unfunded pension or similar liabilities regarding any employee of Softgen Group. All pension plans have been properly funded as to current and past service costs, have at all times been administered in compliance in all material respects with all applicable requirements of ERISA and any other applicable laws, and Softgen Group does not maintain any "pension plan" as defined in ERISA that is unfunded. Softgen Group has delivered to uniView Softgen a list of all states in which Softgen Group has employees and the status of unemployment insurance accounts in each state.

     2.17 Receivables. Softgen Group has delivered to uniView Softgen a true and correct list of all accounts receivable and notes receivable of Softgen Group. All listed accounts and notes receivable of Softgen Group are bona fide receivables, arose in the ordinary course of business by Softgen Group, and require no further performance by Softgen Group. No material objection, claim, or offset has been made regarding the receivables and the receivables are current and collectible in the normal course of business within ninety (90) days from the Closing Date without resort to litigation or the retention of collection services.

     2.18 Other Liabilities and Obligations. Softgen Group has delivered to uniView Softgen a true and correct list of all liabilities and obligations of Softgen Group to be assumed by uniView Softgen and not disclosed elsewhere in this Agreement of any kind, character, and description whether accrued, absolute, contingent, or otherwise, and whether or not required to be disclosed or accrued in the financial statements of Softgen Group.

     2.19 Reserves. Softgen Group has delivered to uniView Softgen a true and correct list of all reserves for contingent liabilities.

     2.20 Trade Names, Trademarks, Copyrights, and Patents. Schedule 3 attached to this Agreement contains a true and correct list of all trademarks, trademark registrations or applications, service marks, trade names, copyrights, copyright registrations or applications, trade secrets, patents, inventions, industrial models, processes, designs, formulae, and applications for patents (collectively called "Intellectual Properties") owned by Softgen Group. These Intellectual Properties are the only ones used and needed by Softgen Group in conducting its business. Softgen Group has the right and authority to use all of these Intellectual Properties as necessary to enable Softgen Group to conduct its business in the manner presently conducted. The use of these Intellectual Properties does not and will not conflict with, infringe, or violate any patent, copyright, or other proprietary right of any person, firm, or corporation, nor is Softgen Group now infringing on any right belonging to any person, firm, or corporation. Softgen Group is not a party to any license, agreement, or arrangement, whether as a licensee, licensor, or otherwise with respect to the Intellectual Properties. All of the Intellectual Properties are free and clear of any liens, encumbrances, restrictions, or legal or equitable claims of others. Softgen Group has taken all necessary security measures to protect the secrecy, confidentiality, and value of these Intellectual Properties.

     2.21 Bank Accounts. Softgen Group has delivered to uniView Softgen a true and correct list of the names and addresses of all banks or other financial institutions in which Softgen Group has an account, deposit, or safe deposit box. Also included are the names of all persons authorized to draw on these accounts or deposits or who have access to them and the account numbers of each account.

     2.22 Business Operations. The business operations of Softgen Group are and have been for the past five years, or if not in existence for five years, for the term of its existence, in material compliance with all laws, treaties, rulings, directives, and similar regulations of all government authorities having jurisdiction over such business insofar as failure to comply could materially adversely affect Softgen Group's business and future prospects.

     2.23 Authority. Softgen Group has full power and authority to execute, deliver, and consummate this Agreement, subject to the conditions to Closing set forth in this Agreement. All reports and returns required to be filed by each with any government and regulatory agency with respect to this transaction have been properly filed. Except as otherwise disclosed in this Agreement, no notice to or approval by any other person, firm, or entity, including governmental authorities, is required of Softgen Group to consummate the transaction contemplated by this Agreement.

     2.24 Full Disclosure. No representation, warranty, or covenant made to uniView Softgen in this Agreement nor any document, certificate, exhibit, or other information given or delivered to uniView Softgen pursuant to this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit a material fact necessary to make the statements contained in this Agreement or the matters disclosed in the related documents, certificates, information, or exhibits not misleading.

     2.25 Brokers. Neither Softgen Group nor any of Softgen Group's officers, directors, employees, or stockholders, has retained, consented to, or authorized any broker, investment banker, or third party to act on Softgen Group's behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated by this Agreement, except for Nations Investment Corp., Ltd.

      ARTICLE 3:  UNIVIEW SOFTGEN'S REPRESENTATIONS AND WARRANTIES

     uniView Softgen represents and warrants to Softgen Group that:

     3.01 Authority. uniView Softgen has full power and authority to execute, deliver, and consummate this Agreement subject to the conditions to Closing set forth in this Agreement. All corporate acts, reports, and returns required to be filed by uniView Softgen with any government or regulatory agency with respect to this transaction have been or will be properly filed prior to the Closing Date. No provisions exist in any contract, document, or other instrument to which uniView Softgen is a party or by which uniView Softgen is bound that would be violated by consummation of the transactions contemplated by this Agreement.

     3.02 Brokers. Neither uniView Softgen, nor any of uniView Softgen's officers, directors, or employees, has retained, consented to, or authorized any broker, investment banker, or third party to act on its behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated by this Agreement, except for Nations Investment Corp., Ltd.

     3.03 Organization and Standing of uniView Softgen. uniView Softgen is a corporation duly organized, validly existing, and in good standing under the laws of the state of Texas, with corporate power to own property and carry on its business as it is now being conducted.

                          ARTICLE 4:  COVENANTS

     Softgen Group covenants with uniView Softgen that Softgen Group will, from and after the date of this Agreement:

     4.01 Preservation of Business. Cooperate with uniView Softgen to preserve intact its personnel and to keep available the services of all of its employees, agents, independent contractors, and consultants commensurate with Softgen Group's business requirements.

     4.02 Preservation of Customer Relations. Cooperate with uniView Softgen to preserve intact the present customers of Softgen Group and the goodwill of all customers and others with respect to the business.

     4.03 Notification of Litigation. Promptly notify uniView Softgen in writing of any threatened claims; legal, administrative, or other proceedings, suits, investigations, inquiries, complaints, notices of violation, or other process; or other judgments, orders, directives, injunctions, or restrictions against or involving Softgen Group or its personnel that could adversely affect uniView Softgen.

     4.04 Cooperate in Publicity. Coordinate any written publicity regarding this transaction with uniView Softgen.

     4.05 Maintain Existing Agreements. Not modify, amend, cancel, or terminate any of Softgen Group's existing contracts or agreements, or agree to do so.

     4.06 Nonsolicitation. Except as specifically provided below, the parties shall not, for a period of two (2) years from the Closing Date, on their own behalf or on behalf of any other entity, hire, solicit or seek to hire, any employee of the other party or their Affiliates or in any other manner attempt directly or indirectly to influence, induce or encourage any employee of either of the parties or their Affiliates to leave the employment of such other parties or their Affiliates.

     4.07 Noncompete. The sale herein is exclusive in all respects and Softgen Group agrees that after the Closing Date, it will not, and will use its best efforts to cause its officers, employees, agents and Affiliates to not, except as expressly requested by uniView Softgen or otherwise required to carry out the provisions of this Agreement:

          (a) Provide technical information or assistance relating to the Software or Business to any person or organization other than uniView Softgen or persons authorized by uniView Softgen to receive such information or assistance; or

          (b) Assist any other person or organization in engaging in the design, development, engineering or sale of the Software; or

          (c) Directly or indirectly reveal to anyone or utilize in any way the Software (i) except as required by this Agreement or (ii) as expressly requested by uniView Softgen.

     4.08 Board of Directors Resignations. Upon uniView Softgen's request, Softgen, Inc. and Softgen Asia PTE Ltd. shall secure the resignations of directors currently serving on their board of directors.

     4.09 Confidentiality and Noncompete Agreements. All key employees of Softgen Group, as identified by uniView Softgen and Softgen Group, shall execute and deliver to uniView Softgen a confidentiality and noncompetition agreement in a form acceptable to uniView Softgen.

     ARTICLE 5:  CONDITIONS TO UNIVIEW SOFTGEN'S OBLIGATION TO CLOSE

     The obligation of uniView Softgen to Close under this Agreement is subject to each of the following conditions (any one of which may, at the option of uniView Softgen, be waived in writing by uniView Softgen) existing on the Closing Date, or such earlier date as the context may require.

     5.01 Representations and Warranties. Each of the representations and warranties of Softgen Group in this Agreement, the disclosures contained in the exhibits and schedules to this Agreement, and all other information delivered under this Agreement shall be true in all material respects.

     5.02 Compliance With Conditions. Softgen Group shall each comply with and perform all agreements, covenants, and conditions in this Agreement required to be performed and complied with by each of them. All requisite action (corporate and other) in order to consummate this Agreement shall be properly taken by Softgen Group.

     5.03 Suit or Proceeding. No suit or proceeding, legal or administrative, relating to any of the transactions contemplated by this Agreement shall be overtly threatened or commenced that, in the sole discretion of uniView Softgen and its counsel, would make it inadvisable for uniView
Softgen to Close this transaction.

     5.04 Government Approvals and Filings. All necessary government approvals and filings regarding this transaction shall be received or made prior to the Closing Date in substantially the form applied for to the reasonable satisfaction of uniView Softgen and its counsel. Any applicable waiting period for the approvals and filings shall be expired.

     5.05 Corporate and Stockholder Action. All corporate and stockholder action necessary to consummate the transactions contemplated in this Agreement shall be properly taken by Softgen Group. uniView Softgen shall receive copies of all appropriate resolutions of Softgen Group's board of directors and shareholders relating to this Agreement. The resolutions shall be certified by their respective corporate secretaries.

  ARTICLE 6:  CONDITIONS TO SOFTGEN INTERNATIONAL'S OBLIGATION TO CLOSE

     The obligation of Softgen Group to Close under this Agreement is subject to each of the following conditions (any one of which at the option of Softgen Group may be waived in writing by Softgen Group) existing on the Closing Date.

     6.01 Corporate Action. uniView Softgen shall take appropriate corporate action regarding this transaction authorizing uniView Softgen to enter into and complete this transaction.

     6.02 Government Approvals. All necessary government approvals regarding this transaction, if any, shall be received prior to the Closing Date, in substantially the form applied for and to the reasonable satisfaction of uniView Softgen and its counsel.

           ARTICLE 7:  PARTIES' OBLIGATIONS AFTER THE CLOSING

     7.01 Securities. uniView Softgen shall cause to be issued and shall deliver to Softgen Group, or designee(s), within thirty (30) days after the execution of all documentation required or contemplated by this Agreement, (A) original stock certificate(s) representing an aggregate of One Million One Hundred Seventy-five Thousand (1,175,000) shares of $0.10 par value common stock of uniView Technologies (the "Shares") and warrants to purchase One Million One Hundred Seventy-five Thousand (1,175,000) shares of $0.10 par value common stock of uniView Technologies, exercisable at Three and NO/100 Dollars ($3.00) per share for three (3) years (the "Warrants"); and (B) shares of common stock representing a 49% ownership interest in uniView Softgen.

     7.02 Employment Agreements. Within thirty (30) days following the Closing Date, Leslie Leland and Cameron E. Hurst agree to execute and deliver to uniView Softgen employment agreements with uniView Softgen upon such terms as may be mutually agreed.

     7.03 Preservation of Goodwill. Following the Closing Date, Softgen Group will restrict its activities so that uniView Softgen's reasonable expectations with respect to the goodwill, business reputation, employee relations, and prospects connected with the assets and properties purchased under this Agreement will not be materially impaired.

     7.04 Change of Name. Softgen International, Inc. agrees that, after the Closing Date, it will change its name and will not use or employ in any manner, directly or indirectly, the name of Softgen or any variation of the name. Softgen Group also agrees that, in order to comply with this covenant, it will take and cause to be taken all necessary action, including filing a withdrawal notice for any assumed name certificate bearing Softgen Group's name or any variant of the name, that Softgen
Group has previously filed.

     7.05 Access to Records. From and after the Closing Date, Softgen Group shall allow uniView Softgen and its counsel, accountants, and other representatives access to records that are, after the Closing Date, in the custody or control of Softgen Group. Softgen Group shall give access as uniView Softgen reasonably requires in order to comply with its obligations under law or when reasonably necessary for the business operations of Softgen Group.

     7.06 Nonsolicitation of Employees. Prior to the second anniversary of the Closing Date, Softgen Group shall not solicit any employee of uniView Softgen or any employee of Softgen Group retained by uniView Softgen after the Closing Date to leave employment with uniView Softgen or its Affiliates.

     7.07 Documentation. Softgen Group shall execute, if appropriate, and shall deliver to uniView Softgen:

          (a) One or more bills of sale in a form acceptable to uniView Softgen sufficient to convey to uniView Softgen all rights, title, and interest in and to all of the fixtures, equipment, and items of personalty being sold to uniView Softgen under the terms of this Agreement.

          (b) One or more instruments of assignment in a form acceptable to uniView Softgen assigning to uniView Softgen the exclusive rights to: all contract rights, leases, accounts receivable, copyrights, pending copyright applications, patents, and pending patent or trademark applications and all trade secrets of Softgen Group being sold to uniView Softgen under the terms of this Agreement.

          (c) All documentation in the possession of Softgen Group and Softgen Group necessary to operate and to use all assets being sold to uniView
Softgen in this Agreement.

          (d) Instruments of assignment and transfer of all of the issued and outstanding capital stock of Softgen, Inc. and Softgen Asia PTE Ltd., free and clear of all liens, claims, and encumbrances in form and substance satisfactory to uniView Softgen's counsel. Simultaneously with the consummation of the transfer, Softgen Group shall put uniView Softgen in full possession and enjoyment of all properties and assets of Softgen Group.

     Further Assurances. Softgen Group, at any time before or after the Closing Date, shall execute, acknowledge, and deliver to uniView Softgen any further deeds, assignments, conveyances, other assurances, documents, and instruments of transfer reasonably requested by uniView Softgen. Softgen Group shall also take any other action consistent with the terms of this Agreement that may be reasonably requested by uniView Softgen for the purpose of assigning, transferring, granting, conveying, and confirming to uniView Softgen or reducing to possession any or all property and assets to be conveyed and transferred by this Agreement. If requested by uniView Softgen, Softgen Group further agrees to prosecute or otherwise enforce in its own name for the benefit of uniView Softgen any claims, rights, or benefits of Softgen Group that are transferred to uniView Softgen by this Agreement and that require prosecution or enforcement in Softgen Group's name. Any prosecution or enforcement of claims, rights, or benefits under this paragraph shall be solely at uniView Softgen's expense, unless the prosecution or enforcement is made necessary by a breach of this Agreement by Softgen Group.

     7.08 uniView Softgen's Obligation. uniView Softgen shall deliver to Softgen Group against delivery of the items specified above, an instrument of assumption sufficient to evidence the assumption of the obligations and liabilities by uniView Softgen agreed to be assumed by uniView Softgen in this Agreement.

                       ARTICLE 8:  INDEMNIFICATION

     8.01 Covenant to Indemnify and Hold Harmless. Softgen Group and the Softgen Shareholders ("Indemnitors") covenant and agree to indemnify, defend, and hold harmless uniView Softgen from and against any and all claims, suits, losses, judgments, damages, and liabilities including any investigation, legal, and other expenses incurred in connection with and any amount paid in settlement of any claim, action, suit, or proceeding (collectively called "Losses"), other than those Losses disclosed in this Agreement or any Exhibit delivered pursuant to this Agreement, to which uniView Softgen may become subject, if such Losses arise out of or are based upon any facts and circumstances (or alleged facts and circumstances) that could result in or give rise to a misrepresentation, breach of warranty, or breach of covenant by Softgen Group to uniView Softgen in this Agreement. This right to indemnification is in addition to any other right available to uniView Softgen under this Agreement.

     8.02 Income Taxes. Without limiting the provisions of Paragraph 8.01, Indemnitors shall indemnify, defend, and hold harmless uniView Softgen from and against any Losses to which uniView Softgen may become subject insofar as such Losses arise out of or are based on any tax on or measured by the net income of Softgen Group in any period on or before the Closing Date. The indemnifications provided in this Paragraph 8.02 and in Paragraph 8.01, above, are cumulative and neither provision shall limit or in any other way affect the right of uniView Softgen under the other provision.

     8.03 Notification and Defense of Claims or Actions. When uniView Softgen proposes to assert the right to be indemnified under this Article 8 with respect to third-party claims, actions, suits, or proceedings, uniView
Softgen shall, within 30 days after the receipt of notice of the commencement of the claim, action, suit, or proceeding, notify
Indemnitors in writing, enclosing a copy of all papers served or received. On receipt of the notice, Indemnitors shall have the right to direct the defense of the matter, but uniView Softgen shall be entitled to participate in the defense and, to the extent that uniView Softgen desires, to jointly direct the defense with Indemnitors with counsel mutually satisfactory to uniView Softgen and Indemnitors, at Indemnitors' expense. uniView Softgen shall also have the right to employ its own separate counsel in any such action. The fees and expenses of uniView Softgen's counsel shall be paid by uniView Softgen unless: (a) the employment of the counsel has been authorized by Indemnitors; (b) uniView Softgen has reasonably concluded that there may be a conflict of interest between Indemnitors and uniView Softgen in the conduct of the defense of such action; or (c) Indemnitors have not, in fact, employed counsel satisfactory to uniView Softgen to assume the defense of the action. In each of these cases, the fees and expenses of uniView Softgen's counsel shall be paid by Indemnitors. Neither Indemnitors nor uniView Softgen shall be liable for any settlement of any action or claim described in this Article 8 that is effected without their consent.

                     ARTICLE 9:  GENERAL PROVISIONS

     9.01 Survival of Representations, Warranties, and Covenants. Notwithstanding any investigation heretofore or hereafter made by or on behalf of any of the parties to this Agreement, the representations, warranties, covenants, and agreements of the parties contained in this Agreement or contained in any writing delivered pursuant to this Agreement shall survive the Closing Date for a period of two (2) years.

     9.02 Notices. All notices that are required or that may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered personally or by registered or certified mail, return receipt requested, postage prepaid as follows:

If to Softgen Group:            8150 N. Central Expressway, Suite 1201,
                                Dallas, Texas 75206
                                ATTN:   Leslie Leland, President

If to uniView Softgen:          10911 Petal Street,
                                Dallas, Texas 75238
                                ATTN:   Patrick A. Custer, CEO

     9.03 Assignment of Agreement. This Agreement shall be binding on and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. This Agreement may not be assigned by any other party without the written consent of all parties and any attempt to make an assignment without consent is void.

     9.04 Governing Law. This Agreement shall be construed and governed by the laws of the state of Texas.

     9.05 Amendments; Waiver. This Agreement may be amended only in writing by the mutual consent of all of the parties, evidenced by all necessary and proper corporate authority. No waiver of any provision of this Agreement shall arise from any action or inaction of any party, except an instrument in writing expressly waiving the provision executed by the party entitled to the benefit of the provision.

     9.06 Entire Agreement. This Agreement, together with any documents and exhibits given or delivered pursuant to this Agreement, constitutes the entire agreement between the parties to this Agreement. No party shall be bound by any communications between them on the subject matter of this Agreement unless the communication is (a) in writing, (b) bears a date contemporaneous with or subsequent to the date of this Agreement, and (c) is agreed to by all parties to this Agreement. On execution of this Agreement, except for a Confidentiality and Nondisclosure Agreement executed by the parties on or about October 19, 1999, all prior agreements or understandings between the parties shall be null and void.

     9.07 Reliance Upon Representations and Warranties. The parties mutually agree that, notwithstanding any right of uniView Softgen to fully investigate the affairs of Softgen Group and notwithstanding any knowledge of facts determined or determinable by uniView Softgen pursuant to the investigation or right to investigate, uniView Softgen may fully rely upon the representations, warranties, and covenants made to uniView Softgen in this Agreement and on the accuracy of any document, certificate, or exhibit given or delivered to uniView Softgen pursuant to this Agreement. Knowledge by an agent of uniView Softgen of any facts not otherwise disclosed in this Agreement or in a document, certificate, or exhibit delivered to uniView Softgen pursuant to this Agreement shall not constitute a defense by Softgen Group for indemnification of uniView Softgen under Article 8 or for any claim for misrepresentation or breach of any warranty, agreement, or covenant under this Agreement or any exhibit, certificate, or document delivered under this Agreement.

uniView Softgen Corporation                  Softgen International, Inc.


By:__/s/ Patrick A. Custer__________    By: __/s/  Leslie Leland__________
         Patrick A. Custer, President              Leslie Leland, President


                                        By: ___/s/ Victor Ang_________
                                                   Victor Ang, Chairman and CEO

Softgen Asia PTE Ltd.                        Softgen, Inc.


By:__/s/ Leslie Leland_________         By:___/s/  Leslie Leland_________
         Leslie Leland, President                  Leslie Leland, President


Softgen Shareholders:


__/s/ Cameron E. Hurst__ __/s/ Leslie Leland__ __/s/ Victor Ang__
      Cameron E. Hurst         Leslie Leland         Victor Ang


Nations Corp. Ltd.


By: __/s/  D. Ronald Allen_______
           D. Ronald Allen, Agent